Exhibit 99.1

Acorn International Announces US$2.5 Million Share Repurchase Plan

SHANGHAI, May 4, 2020 — Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced that the Company adopted a repurchase plan based upon a form approved by the Company’s Board of Directors in accordance with guidelines specified by Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended, as well as Acorn’s insider trading policy. The Company may repurchase up to US$2.5million worth of its American depositary shares ("ADSs") over the next 12 months under the repurchase plan.

The Company's proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. The Company's Board of Directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “potential,” and similar statements. Such statements are based on current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond Acorn’s control, including the extent and duration of the adverse impact of COVID-19, which may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Contact:

Compass Investor Relations

Ms. Elaine Ketchmere, CFA

Phone: +1-310-528-3031

Email: Eketchmere@compass-ir.com

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